Filed by EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation,
General Motors Corporation,
and EchoStar Communications Corporation
Commission File No. 333-84472
Date: April 18, 2002

The Retailer Fact Sheet, Illinois newspaper advertisement and Pennsylvania newspaper advertisement set forth below were distributed.

[ECHOSTAR LOGO]

The EchoStar/HUGHES Merger:
Offering Better TV and High Speed Internet Access Services — Producing Better Sales

On October 28, 2001, EchoStar Communications announced definitive agreements for a merger with HUGHES Electronics. The combined company will be named EchoStar and use the DIRECTV brand for its services and related products. The new company will offer local channels to all Americans and competitively priced high speed Internet service, all at uniform nationwide prices.

The new EchoStar will offer a better satellite TV product, enabling it to better compete with the entrenched cable TV providers that currently control approximately 78% of the pay television market nationwide. Your customers – and your business – would benefit from the opportunities that will accompany the merger.

•	Local channels in Each of the 210 American Television Markets. EchoStar has committed to providing consumers all across the country with access to their local TV broadcast channels. Over 42 million Americans currently do not have access to their local channels via satellite. This expanded service will undoubtedly increase demand for satellite TV – especially in markets where satellite TV cannot compete effectively with cable because of the lack of local channels.

•	Cost-Effective High-Speed Satellite Internet Access for All Americans. The combined company will have the satellite resources and economies of scale necessary to offer affordable, competitive high-speed Internet service to American homes, schools and businesses. This service and the necessary hardware products should sell well in their own right, and also increase satellite TV and Internet equipment sales by allowing satellite TV to match cable’s video/Internet bundles in price and service.

•	Triple the Number of HDTV Channels Available to Satellite TV Subscribers. The jump in the critical mass of bandwidth available for HDTV will encourage production of HDTV content by programmers, which should in turn generate more consumer demand for HDTV equipment, and help jump-start HDTV adoption by cable and broadcasters.

•	Substantial Increases in New or Enhanced Services, Such as Interactive TV, and Video-on-Demand. Today, EchoStar doesn’t have the spectrum necessary to expand advanced services. After the merger, dealers will be able to offer their customers the next generation of television technology.

•	Sports Packages. EchoStar will gain the ability to offer the popular sports packages that would otherwise only be available on DIRECTV, once the merger is completed.

www.echostarmerger.com

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) filed preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

Today, 42 million American homes
have little or no real alternative to
cable for local programming.

Tomorrow, they will.

[Picture of Map of the United States with portions in color] [Colored box.] TV Households With No Competitive Alternative Today	[Picture of Map of the United States entirely in color] [Colored box.] TV Households With Competitive Alternative After Merger

Together, EchoStar® and DIRECTV® will bring local TV channels and affordable high-speed Internet to everyone in America—via satellite.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates—it’s called “Local Channels, All Americans.”

How is this possible? With the combined resources of both EchoStar and DIRECTV, we’ll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we’ve got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom—for all Americans.

[EchoStar Logo]	[DirecTV Logo]

What does the merger mean for you in Illinois?
  Right now, local channels are only available via satellite in two of Illinois’ TV markets. After the merger, they will be available in all ten markets, including Champaign, Springfield, Decatur, Peoria and Bloomington.
  Illinois’ more than four million households will be able to get affordable high-speed Internet service via satellite.
  More choice for Illinois’ families—for the first time, there will be a true competitive alternative to the cable companies.

On March 18, 2002, GM, HEC Holdings, Inc. and EchoStar filed preliminary materials with the SEC, including a Registration Statement of HEC Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. We urge stockholders to read these documents, and other relevant documents which are or will be available for free at the SEC’s website, www.sec.gov and from GM, because they contain or will contain important information. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Additional information regarding the participants’ interests is available in the preliminary consent solicitation statement/information statement/prospectus and will be available in the definitive version of it. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above, which could cause actual results to differ materially from the expectations in these forward looking-statements.

© 2002 DIRECTV, Inc. DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner. All service marks and trademarks belong to their respective owners. © 2002, EchoStar Communications Corporation. All rights reserved.

Today, 42 million American homes
have little or no real alternative to
cable for local programming.

Tomorrow, they will.

[Picture of Map of the United States with portions in color] [Colored box.] TV Households With No Competitive Alternative Today	[Picture of Map of the United States entirely in color] [Colored box.] TV Households With Competitive Alternative After Merger

Together, EchoStar® and DIRECTV® will bring local TV channels and affordable high-speed Internet to everyone in America—via satellite.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates—it’s called “Local Channels, All Americans.”

How is this possible? With the combined resources of both EchoStar and DIRECTV, we’ll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we’ve got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom—for all Americans.

[EchoStar Logo]	[DirecTV Logo]

What does the merger mean for you in Pennsylvania?
  Right now, local channels are only available via satellite in four of Pennsylvania’s TV markets. After the merger, they will be available in all eleven markets, including Harrisburg, Scranton, Johnstown, Altoona and Erie.
  Pennsylvania’s more than four million households will be able to get affordable high-speed Internet service via satellite.
  More choice for Pennsylvania’s families—for the first time, there will be a true competitive alternative to the cable companies.

On March 18, 2002, GM, HEC Holdings, Inc. and EchoStar filed preliminary materials with the SEC, including a Registration Statement of HEC Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. We urge stockholders to read these documents, and other relevant documents which are or will be available for free at the SEC’s website, www.sec.gov and from GM, because they contain or will contain important information. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Additional information regarding the participants’ interests is available in the preliminary consent solicitation statement/information statement/prospectus and will be available in the definitive version of it. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above, which could cause actual results to differ materially from the expectations in these forward looking-statements.

© 2002 DIRECTV, Inc. DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner. All service marks and trademarks belong to their respective owners. © 2002, EchoStar Communications Corporation. All rights reserved.